Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock of Northwest Biotherapeutics, Inc. (the “Corporation,” “us,” “our” or ”we”) does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation, as amended (“certificate”), and our amended and restated bylaws (“bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.

General

Our authorized capital stock consists of 1,200,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, our common stock, which is listed on the OTCQB tier of the OTC Markets under the symbol “NWBO.” There are no shares of preferred stock outstanding.

Common Stock

Voting rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. A plurality of the votes cast is required for stockholders to elect directors. All other matters put to a stockholder vote generally require the approval of a majority of the votes cast by the shares represented at a meeting of the stockholders, except as otherwise provided by our certificate or bylaws or required by law. Stockholders do not have cumulative voting rights.

Dividends. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. As of the date of this filing, we have not declared or paid any cash dividends on our shares of common stock.

Liquidation. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of common stock will receive distributions pro rata out of assets that we can legally use to pay distributions, subject to any rights that are granted to the holders of any class or series of preferred stock.

Preemptive, subscription and conversion rights. Our common stock is not redeemable and has no preemptive, subscription or conversion rights.

Transfer agent. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its address is P.O. Box 30170, College Station, Texas 77842 and its phone number is (866) 282-9695

Our common stock is subject and subordinate to any rights and preferences granted under our certificate and any rights and preferences which may be granted to any series of preferred stock by our board pursuant to the authority conferred upon our board under our certificate.

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Anti-Takeover Provisions

Some provisions of our certificate, bylaws and Delaware law may have the effect of delaying, discouraging or preventing a change in control of us or changes in our management. Pursuant to our certificate and bylaws:

•	the board of directors is authorized to issue preferred stock without stockholder approval;
•	the board of directors is expressly authorized to make, alter or repeal any provision of our bylaws
•	stockholders may only alter, amend, rescind or adopt the bylaws with the affirmative vote of two-thirds of the voting power of all outstanding stock of the Corporation, voting together as a single class;
•	the board of directors is classified, with members serving staggered three-year terms
•	stockholders may not cumulate votes in the election of directors;
•	stockholders may take action only at a duly called meeting of the stockholders, and stockholders are not permitted to act by written consent or cause the Corporation to call a special meeting;
•	special meetings of the stockholders may only be called by the Chairman of the Board (if any) or the Chief Executive Officer and shall be called by the Secretary at the written request, or by resolution adopted by the affirmative vote of a majority of the Corporation’s directors;
•	a director may be removed from office only for “cause” at a special meeting of stockholders called for that purpose, by the affirmative vote of the holders of not less than two-thirds of the shares entitled to elect the Director or Directors whose removal is being sought;
•	stockholders must satisfy advance notice procedures to submit proposals or nominate directors for consideration at a stockholders meeting; and
•	we will indemnify officers and directors against losses that they may incur as a result of investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”). In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with some exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders.

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